Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-170046
Dated November 2, 2010

On November 2, 2010, Reuters published the following piece reporting, in part, on an interview with our President and Chief Executive Officer.

INTERVIEW-Airlines need consolidation--Republic Airways CEO

Tuesday, November 02, 2010 12:01:03 PM (GMT-04:00)

Provided by: Reuters News

* Mergers or alliances still needed-CEO

* Republic not currently seeking merger partner

* Expects third-quarter earnings to be "pretty strong"

(Adds background, quotes. Updates shares)

By Kyle Peterson

CHICAGO, Nov 2 (Reuters) - Recession-battered U.S. airlines still could benefit from mergers or alliances, but Republic Airways Holdings Inc <RJET.O> is not currently seeking another partner, the carrier's chief executive said on Tuesday.

"We continue to see consolidation up and down the entire industry spectrum. And there's probably more work to be done in order to get to what you would think are more efficient networks," Bryan Bedford told Reuters in an interview.

Republic bought Frontier Airlines and Midwest Airlines last year and announced this year that Frontier would be the brand name for combined operations. Indiana-based Republic also owns Chautauqua Airlines, Lynx Aviation, Republic Airlines and Shuttle America.

U.S. airlines have seen a wave of consolidation in the last two years. The most prominent merger occurred this year when United Airlines bought Continental Airlines to form a new United Airlines, a unit of United Continental Holdings Inc <UAL.N>.

Also this year, Southwest Airlines Co <LUV.N> said it would buy AirTran Holdings Inc <AAI.N>.

Bedford said, however, that Republic is not currently seeking a deal as either a buyer or a seller.

The airline industry has been battered in recent years by volatile fuel costs and an economic downturn that drained travel demand and caused major carriers to slash capacity.

"The economy, while it continues to bump along, is stable but not showing a lot of signs of growth," Bedford said.

"Of course network airlines -- the domestic industry in general -- has stripped out a significant amount of capacity. So I think what we've seen is an equilibrium at the new low," he said. "And as the economy improves -- and I think it will improve -- we think that bodes well for longer-term trends for air travel."

Bedford said future bookings "continue to look very positive."

The U.S. Thanksgiving holiday should see 3.5 percent more travelers that a year ago, according to the Air Transport Association (ATA), an airline industry trade group.

Republic is set to report its third-quarter earnings on Nov. 8. Wall Street analysts expect the company to earn 62 cents per share, according to Thomson Reuters I/B/E/S.

"I think the third-quarter numbers are going to be pretty strong," he said.

Shares of Republic have gained about 90 percent since July and were up 13 cents to $9.19 on Tuesday.

Bedford, 48, joined Republic in 1999 as CEO. Last month, he appeared on the CBS television show "Undercover Boss," posing as a Frontier Airlines flight attendant.

(Reporting by Kyle Peterson, editing by Dave Zimmerman and Gerald E. McCormick)

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